Exhibit 99.1

Americas Gold and Silver Corporation 2022 Silver Equivalent Production Exceeds Guidance Range; Provides Galena Hoist Project Update

This press release constitutes a "designated news release" for the purposes of the Company's prospectus supplement dated May 17, 2021, to its short form base shelf prospectus dated January 29, 2021.

TORONTO--(BUSINESS WIRE)--January 11, 2023--Americas Gold and Silver Corporation (TSX: USA) (NYSE American: USAS) (“Americas” or the “Company”), a growing North American precious metals producer, is pleased to provide its full year 2022 production results and progress of the Galena Hoist Project.

  The Company’s 2022 estimated attributable silver equivalent1 production of 5.3 million ounces exceeded the silver equivalent guidance range of 4.8 – 5.2 million ounces.
  Silver production for 2022 is estimated to be just over 1.3 million ounces versus the guidance range of 1.4 – 1.8 million ounces. As highlighted previously, the Company chose to prioritize mining the base metal rich Main Zone at the Cosalá Operations and delayed production from the higher-grade silver Upper Zone at the Cosalá Operations which contributed to the lower silver production.
  The Galena Hoist project continues to move-forward and the hoist was physically installed prior to year-end. Shaft repair will start following completion of electrical work and commissioning. The Galena Hoist is expected to be fully operational in Q2-2023.

“I would like to thank our employees for the Company’s strong finish to the year that resulted in silver equivalent production exceeding the upper end of our guidance range. As we had indicated throughout the year, we chose to prioritize mining higher grade zinc and lead areas at the Cosalá Operations to maximize revenue given the prevailing prices for both zinc and lead versus silver,” stated Americas President and CEO Darren Blasutti. “Once shaft repair is complete and the Galena Hoist becomes fully operational, we anticipate it will add operational flexibility and support plans to significantly increase production at the Galena Complex moving forward. I am confident that the Company will continue its strong production trajectory going forward into 2023.”

Consolidated Attributable Production*

	2022	2021	% Increase (Y-over-Y)
Silver Production (ounces)	1.31 Moz	0.67 Moz	96%
Zinc Production (million pounds)	39.3 Mlbs	4.2 Mlbs	844%
Lead Production (million pounds)	24.6 Mlbs	12.9 Mlbs	91%
Silver Equivalent Production (ounces)	5.3 Moz	1.5 Moz	253%
* Silver equivalent ounces for 2022 and 2021 were calculated based on silver, zinc and lead realized prices during each respective period throughout this press release.

The Cosalá Operations produced 196,000 ounces of silver, 3.8 million pounds of lead and 10.4 million pounds of zinc in Q4-2022 and 636,000 ounces of silver, 15.3 million pounds of lead and 39.3 million pounds of zinc in 2022. The Company continued to focus on mining the higher-grade zinc and lower-grade silver areas of the Main Zone to maximize revenue generated from the Cosalá Operations. As a result, base metal production exceeded the upper end of the 2022 guidance range while silver production was slightly below the bottom end of the range. The second half of the fourth quarter saw higher silver production as the mining rate increased in the Upper Zone.

The Galena Complex attributable production was approximately 182,000 ounces of silver and 2.2 million pounds of lead in Q4-2022 and 672,000 ounces of silver and 9.3 million pounds of lead in 2022. Lead production for the year was within guidance while silver production was slightly below the lower end of the guidance range due to the weaker than expected production in late Q3-2022 that affected the start of Q4-2022. Silver production in December 2022 was the highest of any month during the calendar year as the operation began accessing higher grade silver stopes including the new 3700 Level.

The Company is pleased to announce that the hoist for the Galena Hoist project has been successfully installed. Once it becomes fully operational, the Galena Hoist will increase hoisting capacity at the Galena Complex, support plans to increase production and improve operational flexibility.

About Americas Gold and Silver Corporation

Americas Gold and Silver Corporation is a high-growth precious metals mining company with multiple assets in North America. The Company owns and operates the Relief Canyon mine in Nevada, USA, the Cosalá Operations in Sinaloa, Mexico and manages the 60%-owned Galena Complex in Idaho, USA. The Company also owns the San Felipe development project in Sonora, Mexico. For further information, please see SEDAR or www.americas-gold.com.

Technical Information and Qualified Persons

The scientific and technical information relating to the operation of the Company’s material operating mining properties contained herein has been reviewed and approved by Daren Dell, P.Eng., Chief Operating Officer of the Company. The Company’s current Annual Information Form and the NI 43-101 Technical Reports for its other material mineral properties, all of which are available on SEDAR at www.sedar.com, and EDGAR at www.sec.gov contain further details regarding mineral reserve and mineral resource estimates, classification and reporting parameters, key assumptions and associated risks for each of the Company’s material mineral properties, including a breakdown by category.

All mining terms used herein have the meanings set forth in National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”), as required by Canadian securities regulatory authorities. These standards differ from the requirements of the SEC that are applicable to domestic United States reporting companies. Any mineral reserves and mineral resources reported by the Company in accordance with NI 43-101 may not qualify as such under SEC standards. Accordingly, information contained in this news release may not be comparable to similar information made public by companies subject to the SEC’s reporting and disclosure requirements.

Cautionary Statement on Forward-Looking Information:

This news release contains “forward-looking information” within the meaning of applicable securities laws. Forward-looking information includes, but is not limited to, Americas Gold and Silver’s expectations, intentions, plans, assumptions and beliefs with respect to, among other things, estimated and targeted production rates and results for gold, silver and other metals, the expected prices of gold, silver and other metals, as well as the related costs, expenses and capital expenditures; production from the Galena Complex, including the expected production levels and potential additional mineral resources thereat; the expected timing and completion of the Galena Hoist project and the expected operational and production results therefrom, including the anticipated improvements to the cash costs per silver ounce and all-in sustaining costs per silver ounce at the Galena Complex following completion; mining and processing operations at the Cosalá Operations continuing, including expected production levels and the continuity of legal access for employees and contractors. Guidance and outlook references contained in this press release were prepared based on current mine plan assumptions with respect to production, development, costs and capital expenditures, the metal price assumptions disclosed herein, and assumes no adverse impacts to operations from the COVID 19 pandemic, no further adverse impacts to the Cosalá Operations from blockades, and completion of the Galena Hoist project on its expected schedule and budget, and the realization of the anticipated benefits therefrom, and is subject to the risks and uncertainties outlined below. The ability to maintain cash flow positive production at the Cosalá Operations through meeting production targets and at the Galena Complex through implementing the Galena Recapitalization Plan, including the completion of the Galena Hoist project on its expected schedule and budget, allowing the Company to generate sufficient operating cash flows while facing market fluctuations in commodity prices and inflationary pressures, are significant judgments in the consolidated financial statements with respect to the Company’s liquidity. Should the Company experience negative operating cash flows in future periods, the Company may need to raise additional funds through the issuance of equity or debt securities. Often, but not always, forward-looking information can be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “potential’, “estimate”, “may”, “assume” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions, or statements about future events or performance. Forward-looking information is based on the opinions and estimates of Americas Gold and Silver as of the date such information is provided and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of Americas Gold and Silver to be materially different from those expressed or implied by such forward-looking information. With respect to the business of Americas Gold and Silver, these risks and uncertainties include risks relating to widespread epidemics or pandemic outbreak including the COVID-19 pandemic, including the emergence of new strains and/or the resurgence of COVID-19, actions that have been and may be taken by governmental authorities to contain the COVID-19 pandemic or to treat its impact and/or the availability, effectiveness and use of treatments and vaccines (including the effectiveness of boosters); the impact of COVID-19 on our workforce, suppliers and other essential resources and what effect those impacts, if they occur, would have on our business, including our ability to access goods and supplies, the ability to transport our products and impacts on employee productivity, the risks in connection with the operations, cash flow and results of the Company relating to the unknown duration and impact of the COVID-19 pandemic; interpretations or reinterpretations of geologic information; unfavorable exploration results; inability to obtain permits required for future exploration, development or production; general economic conditions and conditions affecting the industries in which the Company operates; the uncertainty of regulatory requirements and approvals; potential litigation; fluctuating mineral and commodity prices; the ability to obtain necessary future financing on acceptable terms or at all; the ability to operate the Company’s projects; and risks associated with the mining industry such as economic factors (including future commodity prices, currency fluctuations and energy prices), ground conditions, illegal blockades and other factors limiting mine access or regular operations without interruption, failure of plant, equipment, processes and transportation services to operate as anticipated, environmental risks, government regulation, actual results of current exploration and production activities, possible variations in ore grade or recovery rates, permitting timelines, capital and construction expenditures, reclamation activities, labor relations or disruptions, social and political developments, risks associated with generally elevated inflation and inflationary pressures, risks related to changing global economic conditions, and market volatility, risks relating to geopolitical instability, political unrest, war, and other global conflicts may result in adverse effects on macroeconomic conditions including volatility in financial markets, adverse changes in trade policies, inflation, supply chain disruptions and other risks of the mining industry. The potential effects of the COVID-19 pandemic on our business and operations are unknown at this time, including the Company’s ability to manage challenges and restrictions arising from COVID-19 in the communities in which the Company operates and our ability to continue to safely operate and to safely return our business to normal operations. The impact of COVID-19 on the Company is dependent on a number of factors outside of its control and knowledge, including the effectiveness of the measures taken by public health and governmental authorities to combat the spread of the disease, global economic uncertainties and outlook due to the disease, and the evolving restrictions relating to mining activities and to travel in certain jurisdictions in which it operates. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated, or intended. Readers are cautioned not to place undue reliance on such information. Additional information regarding the factors that may cause actual results to differ materially from this forward‐looking information is available in Americas Gold and Silver’s filings with the Canadian Securities Administrators on SEDAR and with the SEC. Americas Gold and Silver does not undertake any obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law. Americas Gold and Silver does not give any assurance (1) that Americas Gold and Silver will achieve its expectations, or (2) concerning the result or timing thereof. All subsequent written and oral forward‐looking information concerning Americas Gold and Silver are expressly qualified in their entirety by the cautionary statements above.

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1 Silver equivalent ounces for the 2022 guidance was calculated based on $22.00/oz silver, $0.95/lbs lead and $1.30/lbs zinc throughout this press release. Silver equivalent ounces for production in 2022 and 2021 were calculated based on silver, zinc and lead realized prices during each respective period throughout this press release. For additional detail on assumptions, please refer to the Company’s press release dated February 22, 2022.

Contacts

For more information:
Stefan Axell
VP, Corporate Development & Communications
Americas Gold and Silver Corporation
416-874-1708

Darren Blasutti
President and CEO
Americas Gold and Silver Corporation
416‐848‐9503